

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Mr. Lawrence J. Salva
Senior Vice President, Chief Accounting
Officer and Controller
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

> **Re: Comcast Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 23, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **File No. 1-32871**

Dear Mr. Salva:

We have reviewed your response letter dated December 16, 2010 and your filings and have the following comment. As noted in our letter dated July 27, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

1. We note from your response to our letter dated November 10, 2010, that you determine the value of going concern by discrete calculation using the Greenfield method. In this regard, please tell us how the amount of the estimated fair value of your cable franchise rights, determined using the multi-period excess earnings method, differs from the value calculated using the Greenfield method.

Please file all correspondence over EDGAR. You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director